Filed by Embotelladora Andina S.A.
Pursuant to rule 425 under the Securities Act of 1933
Subject Company: Embotelladoras Coca-Cola Polar S.A.
Commission File No. 001-13142

EMBOTELLADORAS COCA-COLA POLAR S.A.

Interim consolidated financial statements

March 31, 2012

(A free translation from the original in Spanish)

CONTENTS

Interim consolidated statement of financial position
Interim consolidated statement of income
Interim consolidated statement of comprehensive income
Interim consolidated statement of changes in equity
Interim consolidated statement of cash flows
Notes to the interim consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
UF	-	Unidad de Fomento (an official inflation-indexed monetary unit)
US$	-	US Dollar
Arg$	-	Argentine pesos
GS	-	Paraguayan Guarani

Contents

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2012 and December 31, 2011

		March, 31	December, 31
	Note	2012	2011
		ThCh$	ThCh$
ASSETS
Cash & cash equivalents	(5)	23.133.810	21.655.721
Other non-financial assets		1.751.317	1.445.854
Trade & other accounts receivable	(16.1 a)	30.061.291	30.917.590
Accounts receivable from related entities	(10 a)	3.455.507	4.714.831
Inventories	(4)	21.609.297	23.099.370
Current tax assets		1.470.511	2.217.661
Total Current assets		81.481.733	84.051.027

Other non-financial assets		1.611.066	1.614.484
Investments in associates using the equity method	(11 b)	6.780.283	6.658.180
Intangible assets other than goodwill	(13)	2.586.760	2.660.960
Goodwill	(14)	9.023.552	9.454.266
Property, plant & equipment	(7 a)	161.924.808	167.627.602
Deferred tax assets	(6 b)	6.106.685	6.053.408
Total non-current assets		188.033.154	194.068.900
Total assets		269.514.887	278.119.927

The accompanying Notes 1 to 20 form an integral part of these interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of March 31, 2012 and December 31, 2011

		March, 31	December, 31
	Note	2012	2011
		ThCh$	ThCh$
LIABILITIES
Other financial liabilities	(16.2 b)	9.645.370	10.179.516
Trade & other accounts payable	(16.2 b)	34.214.301	43.003.149
Accounts payable to related entities	(10 b)	13.441.757	6.807.547
Other provisions	(12 a)	1.834.743	1.913.943
Tax liabilities		92.537	—
Other non-financial liabilities	(15 e)	29.565.200	3.376.811
Total current liabilities		88.793.908	65.280.966

Other financial liabilities	(16.2 b)	70.107.975	69.590.825
Other accounts payable	(16.2 b)	4.714.193	4.928.209
Deferred tax liabilities	(6 b)	9.624.555	10.125.957
Total non-current liabilities		84.446.723	84.644.991

Paid-in capital		39.685.061	39.685.061
Accumulated earnings		71.056.085	91.212.166
Share premium		182.060	182.060
Other reserves	(15 f)	(16.508.274)	(4.818.067)
Total equity attributable to owners of the controller		94.414.932	126.261.220

Non-controlling interest	(15 h)	1.859.324	1.932.750
Total equity		96.274.256	128.193.970
Total liabilities & equity		269.514.887	278.119.927

The accompanying Notes 1 to 20 form an integral part of these interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the periods of three months ended on march 31, 2012 and 2011

		Accumulated to March 31,
	Note	2012	2011
		ThCh$	ThCh$
INTERIM STATEMENT OF INCOME
Ordinary revenues	(8 a)	86.345.178	69.003.494
Cost of sale	(8 b)	(52.869.631)	(41.515.761)
Gross margin		33.475.547	27.487.733

Other revenue	(8 a)	47.769	41.301
Distribution costs	(8 b)	(12.940.337)	(8.924.258)
Administrative expenses	(8 b)	(3.470.736)	(3.612.713)
Other expenses, by function	(8 b)	(8.813.447)	(6.222.792)
Other losses	(8 d)	(695.470)	(746.781)
Financial income		255.565	310.084
Financial costs	(8 c)	(1.475.673)	(1.210.495)
Interest in earnings (loss) of associates recorded by the equity method	(11 d)	122.103	111.143
Exchange differences		344.084	868.270
Indexation adjustments		3.277	146
Earnings before tax		6.852.682	8.101.638
Income tax charge	(6 c)	(737.483)	(433.608)
Earnings for the period		6.115.199	7.668.030

Earnings attributable to:
Owners of the controller		6.032.308	7.572.320
Non-controling interest	(15 h)	82.891	95.710
Earnings for the period		6.115.199	7.668.030

		Ch$	Ch$
Earnings per share
Earnings per share (basic & diluted)	(15 d)	21,54	27,04

The accompanying Notes 1 to 20 form an integral part of these interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(continued)

For the periods of three months ended on march 31, 2012 and 2011

	Accumulated to March, 31
	2012	2011
	ThCh$	ThCh$
Other compressive income
Earnings for period	6.115.199	7.668.030

Foreign currency translation adjustment	(11.846.524)	13.145.569
Total comprehensive result	(5.731.325)	20.813.599

Comprehensive income attributable to:
Owners of the controller	(5.657.899)	20.439.633
Non-controling interest	(73.426)	373.966
Total comprehensive income	(5.731.325)	20.813.599

The accompanying Notes 1 to 20 form an integral part of these interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

As of March 31, 2012 and 2011, and December 31, 2011

			Change in other reserves			Total equity
			Various		Accumulated	attributable	Non-
	Paid-in	Share	other	Translation	earnings	to owners of	controling
Detail	capital	premium	reserves	reserves	(loss)	the controller	interest	Total equity
Initial balance at 01.01.2012	39.685.061	182.060	(3.243.316)	(1.574.751)	91.212.166	126.261.220	1.932.750	128.193.970
Changes (Presentation)
Comprehensive Income
Earnings	—	—	—	—	6.032.308	6.032.308	82.891	6.115.199
Other Comprehensive Income	—	—	—	(11.690.207)	—	(11.690.207)	(156.317)	(11.846.524)
Dividends	—	—	—	—	(26.188.389)	(26.188.389)	—	(26.188.389)
Changes in Equity	—	—	—	(11.690.207)	(20.156.081)	(31.846.288)	(73.426)	(31.919.714)

Closing balance at 31.03.2012	39.685.061	182.060	(3.243.316)	(13.264.958)	71.056.085	94.414.932	1.859.324	96.274.256

Initial balance at 01.01.2011	39.685.061	182.060	(3.243.316)	(15.484.337)	86.982.115	108.121.583	1.307.883	109.429.466

Changes (Presentation)
Comprehensive Income
Earnings	—	—	—	—	23.240.036	23.240.036	341.784	23.581.820
Other Comprehensive Income	—	—	—	13.909.586	—	13.909.586	283.083	14.192.669
Dividends	—	—	—	—	(19.009.985)	(19.009.985)	—	(19.009.985)
Changes in Equity	—	—	—	13.909.586	4.230.051	18.139.637	624.867	18.764.504

Closing balance at 31.03.2011	39.685.061	182.060	(3.243.316)	(1.574.751)	91.212.166	126.261.220	1.932.750	128.193.970

Initial balance at 01.01.2011	39.685.061	182.060	(3.243.316)	(15.484.337)	86.982.115	108.121.583	1.307.883	109.429.466
Comprehensive Income
Earnings	—	—	—	—	7.572.320	7.572.320	95.710	7.668.030
Other Comprehensive Income	—	—	—	12.867.313	—	12.867.313	278.256	13.145.569
Changes in Equity	—	—	—	12.867.313	7.572.320	20.439.633	373.966	20.813.599

Closing balance at 31.03.2011	39.685.061	182.060	(3.243.316)	(2.617.024)	94.554.435	128.561.216	1.681.849	130.243.065

The accompanying Notes 1 to 20 form an integral part of these interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. Y SUBSIDIARIAS

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the periods of three months ended on March 31, 2012 and 2011

		Accumulated to March 31,
Statement of cash flows (direct method)	Note	2012	2011
		ThCh$	ThCh$
Cash flows from (used in) operating activities
Proceeds of sales of goods & provision of services		113.446.908	93.136.761
Payments to suppliers of goods & services		(78.549.803)	(63.062.712)
Payment to & on behalf of employees		(11.962.417)	(10.227.156)
Other operating activity payments		(8.077.538)	(6.035.183)
Income tax paid		(851.179)	(828.546)
Other cash inflows (outflows)		(1.541.787)	(795.732)

Cash flow from (used in) operating activities		12.464.184	12.187.432

Cash flows from (used in) investment activities
Interest received		165.574	561.485
Purchases of property, plant & equipment		(8.348.918)	(9.329.978)
Purchases of intangible assets		(66.508)	(12.476)
Cash flows used to purchase non-controller participations		—	(2.364.260)
Other cash flows from investment activities		—	11.652.690

Cash flow from (used in) investment activities		(8.249.852)	507.461

Cash flows from (used in) financing activities
Loan repayments		—	(11.767.556)
Interest paid		(1.027.865)	(1.465.369)

Cash flow from (used in) financing activities		(1.027.865)	(13.232.925)

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		3.186.467	(538.032)
EFFECTS OF EXCHANGE RATE VARIATIONS ON CASH & CASH EQUIVALENTS		(1.708.378)	1.695.182
CASH & CASH EQUIVALENTS AT START OF THE PERIOD		21.655.721	34.271.600

CASH & CASH EQUIVALENTS AT CLOSE OF THE PERIOD	(5)	23.133.810	35.428.750

The accompanying Notes 1 to 20 form an integral part of these interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS OF THREE MONTHS AND A YEAR ENDED

ON MARCH 31, 2012 AND DECEMBER 31, 2011

NOTE 1 - CORPORATE INFORMATION

1.1                     General

Embotelladoras Coca-Cola Polar S.A. (“Coca-Cola Polar” or “the Company”) and Subsidiaries (“the Group”) is the owner of franchised bottlers of The Coca-Cola Company in Chile, Argentina and Paraguay. Each territory has a separate and independent franchising agreement with The Coca-Cola Company covering the production and distribution of the products of the Coca-Cola brand.

Coca-Cola Polar operates Coca-Cola franchises in Chile’s II, III, IV, XI and XII Regions.

Coca-Cola Polar Argentina S.A. attends the franchises of the provinces of Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Rio Negro, La Pampa and the western part of the province of Buenos Aires.

Paraguay Refrescos S.A. has the franchise for the whole of the Republic of Paraguay.

The franchises for these territories operate for renewable periods of 5 years. The next renewal period of these franchises is in 2014.

The parent Embotelladoras Coca-Cola Polar S.A. is an open corporation regulated by the Superintendency of Securities and Insurance (“SVS”) and is registered in the Securities Register in Santiago, Chile under No.0388. The Company’s shares are traded in the Chilean stock market.

Embotelladoras Coca-Cola Polar S.A. is domiciled at Avenida Nueva Tajamar 481, 4th floor, South Tower, Las Condes, Santiago, Chile and its tax registration number is 93.473.000-3.

The board approved the interim consolidated financial statements as of March 31, 2012 at its meeting held on May 30, 2012.

1.2                     Merger of the Company

According to the information reported to the SVS on March 30, 2012, Embotelladoras Coca Cola Polar S.A. (“Kopolar”), and its controllers, and Embotelladora Andina S.A. (“Andina”), and its controllers, signed a merger agreement whose main provisions were as follows:

a)              To merge Kopolar by incorporating in Andina (“Merger”). Kopolar will be dissolved and will therefore transfer to Andina all of its assets and liabilities, and the shareholders of Kopolar receiving as the sole consideration 0.33269 Series A and 0.33269 Series B shares in Andina for each share of Kopolar (“Exchange Ratio”), issuing for this purpose 186,304,194 new shares of Andina, which will represent 19.68% of the total shares into which the capital of Andina will be divided following the Merger (the “Merger Shares”).

b)             A public deed of formalization will be signed declaring that the Merger has been completed on the date of such deed. The signing of the Formalization Deed will be subject to compliance or renunciation, as the case may be, with the following Conditions Precedent: (i) that all the permits and authorizations necessary for the completion of the Merger and others required by law, regulations, by—laws and/or contracts signed by Andina or Kopolar are obtained promptly; (ii) that the authorizations of The Coca-Cola Company (“KO”) be obtained promptly to carry out the Merger; (iii) that, except for the Merger Shares, the number of shares in twhich the capital of Andina is divided remains unchanged, as well as their preferences and shares in which the capital of Kopolar is divided; (iv) that there is no official order or legal proceedings brought by third parties in order to obstruct the validity or detain the Merger process which the Parties believe has some possibility of success; and (v) that the right to withdraw that shareholders of Andina and of Kopolar might exercise due to the Merger does not exceed 5% of the total shares issued with voting rights of Andina or Kopolar prior to the Merger, as may be the case.

c)              The Merger Agreement should be completed and the Formalization Deed signed no later than August 31, 2012 provided that, during that term, the Conditions Precedent have been met or renounced, as the case may be.

d)             The following will serve as a basis for the Merger: (i) the expert merger report as referred to in article 99 of the Corporations Law 18,046, (ii) balance sheets of Andina and Polar as of March 31, 2012, audited by their respective auditors, and (iii) the merged balance sheet of Kopolar and Andina.

e)              The board of Andina will distribute the Merger Shares among the shareholders of Kopolar prorated to the shares each has registered in their name in the shareholders register of 5 days prior to the date from which the Exchange Right can be exercised.

f)                Prior to completing the Merger, and subject to the approval of their shareholder meetings, Andina and Kopolar will distribute dividends to their respective shareholders, in addition to those already declared and distributed, of Ch$28,155,862,307 and Ch$29,565,609,857 respectively, which represents Ch$35.27 per A share and Ch$38.80 per B share in the case of Andina and Ch$105.59 per share in the case of Kopolar.

g)             The Parties agree to submit to Chilean law and to resolve any matter arising from the Merger Agreement through arbitration (“árbitro mixto”).

NOTE 2 - ACCOUNTING CRITERIA APPLIED

a)     Accounting Period

The interim consolidated financial statements cover the following periods:

•	Interim consolidated statements of financial position:	Ended March 31, 2012 compared to December 31, 2011.
•	Interim statement of comprehensive income & statement of cash flows:	For the periods ended March 31, 2012 & 2011
•	Statement of changes in equity:	Balances & movement between January 1 & March 31, 2012 & 2011, and December 31, 2011.

b)    Preparation

These interim consolidated financial statements of Embotelladoras Coca Cola Polar S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

The accounting policies have been applied uniformly in all the periods compared in these interim consolidated financial statements.

These interim consolidated financial statements have been prepared under the historic cost principle, except for financial assets valued at fair value through profit and loss.

The figures included in the accompanying consolidated financial statements are expressed in thousands of Chilean pesos, the Chilean peso being the Company’s functional currency.

c)     Consolidation

Subsidiaries are all the entities over which Embotelladoras Coca-Cola Polar S.A. has the power to govern their operative and financial policies. The subsidiaries are consolidated from the date on which control is transferred to the Group and are discontinued from the date on which the control ceases.

The group uses the purchase method to book the acquisition of a subsidiary. The cost of an acquisition is determined as the fair value of the assets received, and equity instruments issued and liabilities incurred or assumed on the date of exchange. The identifiable assets acquired, and the liabilities and contingent liabilities assumed in a combination of businesses, are valued initially at their fair values of the date of acquisition, regardless of the size of any minority interest. The excess of the cost over the fair value of the Group’s participation in the net identifiable assets acquired is recorded as goodwill. If the cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recorded immediately in the statement of comprehensive income.

Transactions, balances and unrealized gains between Group companies are eliminated. Also eliminated are unrealized losses unless the transaction shows impairment in the value of the asset transferred. The accounting policies of the subsidiaries have been modified as necessary to ensure uniformity with the policies adopted by the Group.

The following are the companies included in the consolidation:

			Interest Percentage
						December
		Country	March 2012			2011
Tax ID No.	Name	of Origin	Direct	Indirect	Total	Total
96.928.520-7	Transportes Polar S.A.	Chile	99,99	—	99,99	99,99
96.971.280-6	Inversiones Los AndesLtda.	Chile	99,99	—	99,99	99,99
Foreign	Coca-Cola Polar Argentina S.A.	Argentina	5,00	95,00	100,00	100,00
Foreign	Paraguay Refrescos S.A.	Paraguay	0,08	97,75	97,83	98,00
Foreign	Kopolar Refrescos S.A.	Paraguay	—	—	—	100,00
Foreign	Aconcagua Investing S.A.	British Vírgin	0,71	99,29	100,00	100,00
		Islands

d)      Foreign currency translation

•                  Functional and presentation currency

The items included in the financial statements of each of the Group companies are shown in the currency of the primary economic environment in which the Company operates (functional currency). The consolidated financial statements are shown in Chilean pesos which is the functional currency and the parent’s presentation currency.

•                  Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the dates of the transactions.

Gains and losses from exchange differences resulting from the payment of such transactions and the translation at each period’s closing exchange rate of monetary assets and liabilities denominated in foreign currency are recorded in the statement of comprehensive income.

The exchange rates and amounts outstanding at the close of each period are the following:

Date	Ch$ / US$	Arg$ /US$	GS/ US$	Ch$ / UF
March 31, 2012	487,44	4,38	4.275,00	22.533,51
December 31, 2011	519,20	4,30	4.400,00	22.294,03
March 31, 2011	479,46	4,05	4.070,00	21.578,26

•                  Group companies

The results and financial position of all the Group entities (none of which operates in a hyper-inflationary economy) which have a functional currency other than the currency of presentation are translated as follows:

a)              Assets and liabilities are translated at the exchange rate on the date of closing;

b)             Revenues and expenses in each statement of results are translated at the monthly average exchange rate; and

c)              All exchange differences resulting from (a) and (b) above are recorded as a separate component of equity.

The Group companies having a functional currency other tan the currency of presentation are:

Company	Functional Currency

Coca Cola Polar Argentina S.A.	Argentine pesos
Paraguay Refrescos S.A.	Guaranies

For the purposes of consolidation, exchange differences that arise from the translation of the net investment in foreign entities, debt and other monetary instruments designated as hedges for such investments, are recorded in equity (other comprensive income).

When a foreign investment is realized, such exchange differences are recorded in the statement of comprehensive results in the respective period.

Goodwill and adjustments to fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the exchange rate on the date of closing.

e)     Investment in Associates

Associates are all entities over which the Group exercises significant influence. Investments in associates are recorded using the equity method. The Group’s investment in associates considers the goodwill identified at the time of the acquisition (net of any accumulated loss for impairment).

The Group’s interest in the earnings or losses following the acquisition of the associates is recorded in the statement of comprehensive income. Movements in the equity reserves of associates occurring after the acquisition are recorded in the Company’s equity reserves.

When the Group’s interest in the losses of an associate is equal to or exceeds its interest in the equity of the associate, including any unsecured account receivable, the group does not book any additional loss unless it has incurred obligations or made payments on behalf of the associate.

Unrealized earnings on transactions between the Group and its associates are eliminated in proportion to the Group’s interest in the associate.  Also eliminated are unrealized losses unless the transaction shows impairment in the value of the asset transferred. The accounting policies of the associates have been modified as necessary to ensure uniformity with the policies adopted by the Group.

f)     Goodwill

Goodwill represents the excess between the acquisition cost and the Group’s interest in the fair value of the net identifiable assets of a subsidiary or associate on the date of acquisition.

In the case of the acquisition of subsidiaries, this excess is treated as goodwill, while in the acquisition of associates it is considered as part of Investments in associates recorded using the equity method.

Goodwill is not subject to amortization. Its impairment is tested annually and if it exists it is recorded as a loss in the statement of comprehensive income. To assess its impairment, it is assigned to the cash-generating unit, which represents the Group’s investment in the country where it operates.

In the event of the disposal of the investment, the goodwill forms part of the total cost of the investment.

g)    Intangible Assets

•      Rights

These relate to premiums paid by the Argentine subsidiary related to the acquisition of territories and acquisition of rights to market and distribute products of the Benedictino brand made by Embotelladoras Coca-Cola Polar S.A.

The rights are recorded at historic cost and are not subject to amortization as their useful lives are indefinite.

Their impairment is tested annually and if it exists it is recorded to the statement of comprehensive income. To evaluate its impairment, it is assigned to the cash-generating unit, which represents the Group’s investment in the country where it operates or the specific category that originated it.

•      Software

Software licenses acquired are capitalized based on the costs incurred in acquiring or placing in use the specific computer program. These costs are amortized over the term of their estimated useful lives.

Costs associated with the development or maintenance of computer programs are recorded as an expense in the period in which they are incurred. However, disbursements directly associated with the production of “specific and identifiable” computer programs controlled by the Group, and which will generate economic benefits over and above their costs for more than a year, are recorded as intangible assets. The direct costs include the costs of the employees who develop the computer programs and a portion of the corresponding indirect costs.

h)    Property, Plant and Equipment

The Company records the property, plant and equipment goods at their historic cost (which includes the attributed cost determined by revaluations made in accordance with IFRS 1, First adoption), less accumulated depreciation. The historic cost includes all disbursements made that are directly attributable to the acquisition of the assets.

Financing costs attributable to the construction of property, plant and equipment are capitalized at their cost until the date when they are ready to be used.

Subsequent disbursements related to the maintenance and repair of assets are recorded as expenses in the period in which incurred. However, there are future disbursements (additions or improvements) that are included in the value of the asset or recorded as a separate asset, when the following conditions are met:

•                  that these assets will generate future economic benefits for the company; and

•                  that the cost of these assets can be measured reliably.

The residual values and remaining useful lives of the assets are reviewed and adjusted if necessary at the end of each period.

The depreciation of property, plant and equipment is calculated using the straight-line method over the remaining useful lives of the respective assets. The useful lives determined by types of assets are as follows:

Assets	Range years

Buildings	40 - 80
Plant & equipment
Machinery	15 - 20
Transportation equipment	10
Computer equipment	3
Motor vehicles	10
Other property, plant & equipment
Market assets	8
Crates & bottles	4 - 8

Gains and losses on sales of property, plant and equipment relate to the difference between the proceeds of the transaction and the book value of the assets, which are shown in the statement of comprehensive income in the period in which they are realized, in other revenue or Other expenses, as the case may be.

i)      Impairment of Non-Financial Assets

Assets that have an indefinite useful life and are not subject to amortization are tested annually for impairment of their value. Assets subject to amortization are tested for impairment when economic events or changes occur that indicate that their value may not be recoverable. When the book value of an asset exceeds its recoverable value, a loss for impairment is recorded in the statement of income and its amount is reduced to the recoverable value.

The recoverable value of an asset is defined as the greater of the net sale price and its value in use. The net sale price is the amount that can be obtained from the sale of an asset in a free market, less the costs of sale. Value in use is the present value of the estimated future cash flows to be generated by the continual use of an asset and by its disposal at the end of its useful life. The present value is determined by using a discount rate that reflects the present value of such cash flows and the specific risks of the asset. Recoverable amounts are estimated for each asset or, if not possible, for the cash generating unit that represents the smallest group of assets that generate independent cash flows.

The book values of non-financial assets other than goodwill that have been subject to write-downs for impairment are revised on each reporting date to check for possible reversals of impairment which, if any, are recorded as a gain in the period of such reversal.

j)      Financial Assets

The Company classifies its investments in the following categories: (a) financial assets at fair value through profit and loss, and (b) loans and accounts receivable. The Company has no financial assets classified as investments held to maturity, nor such assets available for sale. The classification depends on the purpose for which the financial assets are acquired. The management determines the classification of financial assets at the time of their initial recording and re-evaluates this classification on the date of each closing.

•      Financial assets at fair value with changes to results

This category comprises financial assets acquired principally for being traded in the short term.

The financial assets defined in this category are valued at fair value, recording variations in this value to the statement of income.

•      Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments which are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without the intention to negotiate the account receivable. They are included in current assets, except for those with maturities of over 12 months from the date of the statement of financial position which are classified as non-current assets. Loans and accounts receivable are included in Trade and other accounts receivable in the statement of financial position.

The concepts included in this category are valued initially at their fair value. They are later recorded using the amortized-cost method based on the effective interest rate, recording financial income for the period between its recording and its payment. As the accounts receivable have very short maturities, the Company records them at their nominal value.

The Company evaluates at the date of each closing whether there is objective evidence that a financial asset or group of financial assets may have suffered losses through impairment. Indicators of possible impairment of accounts receivable include financial difficulties of the debtor, and the probability that the debtor is going to begin bankruptcy proceedings or financial reorganization or default or non-payment.

Should they exist, a provision is made to record the losses for impairment. The amount of this provision is the difference between the record value of the asset and the present value of the estimated future cash flows to be recovered, discounted at the effective interest rate. The record value of the asset is reduced through the provision and the amount of the loss is recorded as a charge to the statement of income. The later recovery of amounts previously recorded as impaired, are recorded as a credit to income in the period in which it occurs.

k)     Inventories

Inventories are recorded at the lower of their cost and net realization value, less an estimate for obsolescence. The net realization value is the estimated sale price in the normal course of business, less applicable variable sales expenses. The cost includes the purchase price plus necessary additional costs until the disposal of the products for sale, and is determined using the weighted average method. The cost of inventories subject to preparation processes includes the cost of raw materials, direct workforce and a general assignment of indirect manufacturing costs (on the basis of the normal operating capacity).

The estimate for obsolescence of inventories is made for those items whose realization ceases to be probable and is determined on the basis of an individual evaluation, considering the aging of the items stored and other pertinent information, all according to the judgment and experience of the management. The obsolescence determined is recorded directly in the comprehensive statement of income, with no provisions being made.

l)      Trade receivables

Trade debtors, as indicated in the accounting policy letter j b), are shown at their nominal value in view of their short term for payment, less the estimate of doubtful debts. The estimate of doubtful debts of trade debtors considers whether there is objective evidence that the Group may not collect all the amounts due according to the original terms of the accounts receivable. The amount of the estimate is recorded in the statement of comprehensive income.

m)    Statement of cash flows

•      Cash and cash equivalents

The parent company and its subsidiaries have considered as cash and cash equivalents their available cash, time deposits and other short-term and highly-liquid investments with maturities of three months or less.

•      Classification of interest and dividends paid

Cash flow used in the payment of interest and dividends is shown in Net cash flow from financing activities.

n)    Trade payables

Trade creditors are initially recorded at their fair value and are later valued at their amortized cost using the effective interest-rate method.

o)    Interest-Bearing Loans and Debt Issue Obligations

Loans and debt issues are initially recorded at fair value, net of the costs incurred in the transaction. The obligations with third parties are then valued at their amortized cost. Any difference between the proceeds (net of the costs necessary for obtaining them) and the reimbursement value is recorded in the statement of results over the life of the debt according to the effective interest-rate method.

p)    Provisions

Provisions are recorded when the Company has a present, legal or assumed obligation as a result of past events, and there is a reasonable certainty that funds will be needed to pay the obligation.

The provisions are measured at the present value of the disbursements expected to be required to pay the obligation, using an interest rate that reflects current market conditions on the value of the money and specific risks of the obligation. The increase in the provision over the passage of time is recorded to interest expenses.

q)    Deposits in guarantee

Returnable crates and bottles are recorded in property, plant and equipment. For those that have been delivered to the sales channels for the marketing of its products, a financial liability is recorded to reflect the obligation to reimburse the deposits in guarantee made by customers. This financial liability is valued at amortized cost and is extinguished when the obligation is settled.

r)     Income and deferred taxes

The parent company and its subsidiaries have recorded their tax rights and obligations based on current legislation.

The charge for current tax is recorded in the statement of income and relates to income tax payable calculated on the taxable income for the year through the application of the tax rates current at the date of the statement of financial position, any adjustment to taxes payable of previous years and the effect of variations in deferred tax assets and liabilities.

The effects of deferred taxes are recorded for timing differences arising between the assets and liabilities for taxation purposes and their respective amounts shown in the financial statements. Deferred tax assets and liabilities are determined using the tax rates that have been promulgated at the date of the statement of financial position and which are expected to be applicable when the income tax asset is realized or the income tax liability is paid.

However, deferred tax originating from timing differences arising from investments in subsidiaries and associates is not provisioned when the opportunity of the reversal of the timing difference is controlled by the Group and it is probable that the timing difference will not be reversed in the foreseeable future.

s)     Employee Benefits

•      Profit-sharing and bonuses

The Company has no contractual or obligatory incentive plans. However, there are incentives for the senior executives which are defined according to expected returns and individual performance, which form part of remuneration. These benefits are provisioned at the close of the period.

t)     Dividend distribution

The distribution of dividends to shareholders of the Company is recorded as a liability in the consolidated financial statements.

This liability is accrued when the dividends are approved by the shareholders meeting or are established by law (obligatory minimum).

u)    Operative segments

IFRS 8 requires entities to adopt “the management view” for disclosing information on the results of their operative segments. This is generally the information that management uses internally to evaluate the performance of segments and to decide on the assignment of resources. The following reportable operative segments have therefore been determined:

•                  Operation in Chile

•                  Operation in Argentina

•                  Operation in Paraguay

v)    Revenue recognition

Revenues consist of the fair value of the sale of goods and services, net of taxes and discounts.

Prior to revenue recognition, the Company considers the following criteria:

•      Sale of products

Revenues are recognized when all the significant risks and benefits of title to the goods have been passed to the buyer.

•      Interest

Revenue deriving from interest is recorded using the effective interest-rate method.

w)    Estimates and critical accounting criteria

The following shows the principal future assumptions and other relevant sources of uncertainty in the estimates at the date of closing, which might have a significant effect on the financial statements in the future.

i)      Revision of book values of goodwill and provision for impairments

The Group annually tests whether goodwill has suffered any loss for impairment of value in accordance with the guidelines stated in IAS 36. The recoverable amounts of the cash-generating units have been determined by calculating their value in use. These calculations require the use of estimates for the preparation of the cash flows that include the projection of the level of the Group’s future operations, projection of economic factors that affect revenues and costs, and the determination of the discount rate to be applied to this flow.

ii)     Packaging guarantees

As disclosed in Note 2 q), the Company has an obligation to return funds received from customers with respect to packaging (crates and bottles) guarantees. This obligation is written down when it has been declared extinguished. The Company therefore considers that this obligation has been extinguished when a) customers return the packaging requesting the return of the deposit, or b) the packaging ceases to exist or is damaged. The valuation of this liability assumes that, in the absence of the occurrence described in a) above, the obligation will remain to the extent that it cannot be shown, through physical counts and other studies, that the packaging has ceased to exist.

x)               New IFRS and Interpretations of the IFRS (CFRS) Interpretations Committee

New standards, amendments and interpretations of obligatory application with effect from the financial statements for 2012

Date of obligatory application
	New standards, interpretations & amendments	(financial statements starting in)
NIIF 1	First-time adoption of IFRS	July 1, 2011
NIIF 7	Financial instruments	July 1, 2011

These newly-issued standards, amendments and interpretations are not currently important for the Group.

New standards, amendments and interpretations issued but not in effect for the financial year starting January 1, 2012, and not adopted in advance.

NIC 12	Income tax	January 1, 2012
NIC 1	Presentation of financial statements	July 1, 2012
NIC 19	Employee benefits	January 1, 2013
NIIF 9	Financial instruments	January 1, 2013
NIIF 10	Consolidated financial statements	January 1, 2013
NIIF 11	Joint ventures	January 1, 2013
NIIF 12	Disclosure of participations in other entities	January 1, 2013
NIC 27	Separate financial statements	January 1, 2013
NIC 28	Investments in associates & joint ventures	January 1, 2013
IFRS 13	Measurement of fair value	January 1, 2013
CINIIF 20	Stripping Cost	January 1, 2013

The Company’s management believes that the adoption of the above-described standards, amendments and interpretations will have no significant impact on the consolidated financial statements of Embotelladoras Coca-Cola Polar S.A. and subsidiaries.

NOTE 3 - FINANCIAL INFORMATION BY OPERATIVE SEGMENT

As indicated in Note 2 u), management has determined the operative segments based on the reports used for taking strategic decisions. Management mainly considers the business from a geographic perspective, the reportable operative segments therefore being:

•                  Chilean operation

•                  Argentine operation

•                  Paraguayan operation

All the reported operative segments obtain their revenues from the production and commercialization of Coca-Cola products, as mentioned in Note 1.

There are no customers that represent more than 10% of the Company’s revenues.

The following shows information on the different segments and their reconciliation with the financial statements of Embotelladoras Coca-Cola Polar S.A. and its subsidiaries:

	Chilean	Argentine	Paraguayan		Consolidated
	operation	operation	operation	Eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended March 31, 2011
Ordinary revenue from extrernal customers, total	28.210.771	29.977.542	28.156.865	—	86.345.178
Ordinary revenue between segments, total	397.573	—	—	(397.573)	—
Interest income, total segments	140.969	—	252.374	(137.778)	255.565
Interest expense, total segments	(1.397.129)	(76.166)	(140.156)	137.778	(1.475.673)
Net interest income, total segments	(1.256.160)	(76.166)	112.218	—	(1.220.108)
Depreciations & amortization, total segments	(1.377.331)	(950.622)	(1.486.031)	—	(3.813.984)
Sum of significant revenue items, total	13.722	2.527	31.520	—	47.769
Sum of significant expense items, total	(24.360.194)	(28.286.777)	(22.994.258)	397.573	(75.243.656)
Earnings (loss) of the segment which is being reported, total	1.628.381	666.504	3.820.314	—	6.115.199
Participation of the entity in the results of associates recorded under the equity method, total	122.103	—	—	—	122.103
Charge (credit) for income tax, total	(573.986)	43.122	(206.619)	—	(737.483)
Assets of the segments, total	97.973.784	74.975.231	102.199.562	(5.633.690)	269.514.887
Amount in associates & joint ventures recorded under the equity method, total	6.780.283	—	—	—	6.780.283
Disbursements of non-monetary assets of the segment, total segments	3.684.502	1.406.759	3.953.331	—	9.044.591
Liabilities of the segments, total	135.484.519	29.661.045	13.728.755	(5.633.688)	173.240.631

	Chilean	Argentine	Paraguayan		Consolidated
	operation	operation	operation	Eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended March 31, 2011
Ordinary revenue from extrernal customers, total	23.854.196	22.364.626	22.784.672	—	69.003.494
Ordinary revenue between segments, total	489.892	—	—	(489.892)	—
Interest income, total segments	185.324	—	124.760	—	310.084
Interest expense, total segments	(915.286)	(256.550)	(38.659)	—	(1.210.495)
Net interest income, total segments	(729.962)	(256.550)	86.101		(900.411)
Depreciations & amortization, total segments	(1.177.105)	(777.181)	(1.064.475)	—	(3.018.761)
Sum of significant revenue items, total	5.481	6.428	29.392	—	41.301
Sum of significant expense items, total	(19.688.071)	(21.544.872)	(16.714.542)	489.892	(57.457.593)
Earnings (loss) of the segment which is being reported, total	2.754.431	(207.549)	5.121.148	—	7.668.030
Participation of the entity in the results of associates recorded under the equity method, total	111.143	—	—	—	111.143
Charge (credit) for income tax, total	(593.745)	562.736	(402.600)	—	(433.608)
Assets of the segments, total	94.082.831	63.876.302	97.174.716	(2.990.705)	252.143.144
Amount in associates & joint ventures recorded under the equity method, total	6.223.723	—	—	—	6.223.723
Disbursements of non-monetary assets of the segment, total segments	2.294.694	3.249.707	3.072.408	—	8.616.809
Liabilities of the segments, total	86.458.713	21.439.952	16.992.122	(2.990.708)	121.900.079

NOTE 4 - INVENTORIES

The composition of the balance of inventories at each period end is as follows:

	Accumulated to March 31,
Detail	2012	2011
	ThCh$	ThCh$
Raw materials	10.265.765	13.582.785
Merchandise	2.116.295	1.796.829
Supplies for production	687.178	555.240
Products being processed	772.275	776.623
Finished goods	6.393.524	4.736.564
Others	1.374.260	1.651.329
Balance	21.609.297	23.099.370

The Company determines the cost of inventories using the weighted average method.

The cost of inventories recorded as Cost of sales at the end of each period is as follows:

	Accumulated to March 31,
Detail	2012	2011
	ThCh$	ThCh$
Cost of inventories	45.547.489	34.692.351

The charge for obsolescence of inventories, recorded in the statement of comprehensive income at the end of each period, is as follows:

	Accumulated to March 31,
Detail	2012	2011
	ThCh$	ThCh$
Expense for obsolescence	—	16.879

NOTE 5 - CASH AND CASH EQUIVALENTS

The detail of cash and cash equivalents at the end of each period is as follows:

	March 31,	December 31,
Detail	2012	2011
	ThCh$	ThCh$
Cash	44.463	46.468
Bank balances	3.080.270	6.625.418
Deposits	19.509.077	14.983.835
Mutual funds	500.000	—
Cash & Cash Equivalents	23.133.810	21.655.721

	March 31,	December 31,
Detail	2012	2011
	ThCh$	ThCh$
US Dollar	769.314	1.478.095
Argentine Peso	1.442.778	3.187.243
Guaraní	19.281.904	16.278.044
Chilean Peso	1.639.814	712.339
Cash & Cash Equivalents	23.133.810	21.655.721

There are no differences between Cash and cash equivalents in the statement of financial position and Cash and cash equivalents in the statement of cash flows.

•                  Deposits

Time deposits, with original maturities of less than three months, are recorded at their amortized cost. The detail for the two periods is as follows:

							Balance
							Accumulated
					Annual		to March 31,
Lodgement	Entity	Country	Currency	Principal	rate	Maturity	2012
				ThCh$	%		ThCh$
30-03-2012	Banco Regional SAECA	Paraguay	Guaraníes	1.338.974	3,5	02-04-2012	1.338.974
31-01-2012	Itau S.A.	Paraguay	Guaraníes	3.575.000	7,5	02-05-2012	3.619.075
31-01-2012	Banco Regional SAECA	Paraguay	Guaraníes	2.475.000	7,7	02-05-2012	2.506.124
29-02-2012	Banco Regional SAECA	Paraguay	Guaraníes	1.034.000	7,4	02-05-2012	1.040.455
31-01-2012	BBVA Paraguay SA	Paraguay	Guaraníes	550.000	5,5	02-04-2012	554.973
29-02-2012	BBVA Paraguay SA	Paraguay	Guaraníes	770.000	6,0	14-04-2012	773.924
23-03-2012	Banco Regional SAECA	Paraguay	Guaraníes	1.650.000	6,5	07-05-2012	1.652.351
29-02-2012	Itau S.A.	Paraguay	Guaraníes	1.034.000	5,9	02-05-2012	1.039.270
28-03-2012	BBVA Paraguay SA	Paraguay	Guaraníes	2.420.000	6,0	02-05-2012	2.421.555
26-03-2012	HSBC Bank Paraguay	Paraguay	Guaraníes	550.000	5,3	30-04-2012	550.399
28-03-2012	Itau S.A.	Paraguay	Guaraníes	550.000	5,5	02-05-2012	550.249
28-02-2012	HSBC Bank Paraguay	Paraguay	Guaraníes	495.000	5,5	13-04-2012	497.387
31-01-2012	HSBC Bank Paraguay	Paraguay	Dollars	473.110	3,1	03-04-2012	474.400
31-01-2012	HSBC Bank Paraguay	Paraguay	Guaraníes	1.100.000	6,0	03-04-2012	1.110.849
29-02-2012	Banco Continental	Paraguay	Guaraníes	550.000	7,3	02-05-2012	553.387
26-03-2012	Banco Continental	Paraguay	Guaraníes	825.000	6,3	02-05-2012	825.705
Total							19.509.077

							Balance
							Accumulated
					Annual		to December 31,
Lodgement	Entity	Country	Currency	Principal	rate	Maturity	2012
				ThCh$	%		ThCh$
30-12-2011	Banco Regional SAECA	Paraguay	Guaraníes	910.074	2,0	02-01-2012	910.074
31-10-2011	Itau S.A.	Paraguay	Guaraníes	600.000	6,7	02-01-2012	606.608
27-10-2011	Banco Regional SAECA	Paraguay	Guaraníes	1.200.000	7,5	25-01-2012	1.216.027
27-10-2011	Banco Regional SAECA	Paraguay	Guaraníes	1.200.000	7,5	25-01-2012	1.216.027
27-10-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1.680.000	8,5	25-01-2012	1.705.430
27-10-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1.920.000	8,5	25-01-2012	1.949.063
30-11-2011	Banco Regional SAECA	Paraguay	Guaraníes	960.000	7,5	29-02-2012	966.156
30-11-2011	Itau S.A.	Paraguay	Guaraníes	600.000	7,0	28-02-2012	603.567
30-11-2011	BBVA Paraguay SA	Paraguay	Guaraníes	600.000	7,5	28-02-2012	603.822
30-11-2011	HSBC Bank Paraguay	Paraguay	Guaraníes	540.000	6,6	28-02-2012	543.027
29-12-2011	Itau S.A.	Paraguay	Guaraníes	1.980.000	7,2	28-03-2012	1.980.787
29-12-2011	Itau S.A.	Paraguay	Dollars	882.090	2,0	30-01-2012	882.187
28-12-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1.200.000	8,0	27-03-2012	1.200.789
28-12-2011	HSBC Bank Paraguay	Paraguay	Guaraníes	600.000	5,5	27-01-2012	600.271
Total							14.983.835

There are no material differences between the book value of time deposits and their fair value.

•                  Mutual Funds

Mutual fund quotas are valued at the quota price at the end of each period. Variations in the value of the quotas during the respective periods are recorded as a charge or credit to income.

These mutual funds correspond to short-term low-risk investments. The portfolio consists of national debt instruments issued by Banco Central de Chile and the country’s principal financial institutions.

The following is the detail at the end of the 2012 period:

			Balance
			Accumulated
			to March 31,
Institution	Country	Currency	2012
			ThCh$
Fondos Mutuos Banchile	Chile	Chilean pesos	500.000
Total			500.000

NOTE 6 - INCOME AND DEFERRED TAXES

a)              General Information

The parent company and subsidiaries have recorded their tax rights and obligations on the basis of the country’s current legislation.

A provision for consolidated income tax as of March 31, 2012 and December 31, 2011 has been made, calculated on the basis of taxable income of ThCh$ 9,274,636 and ThCh$ 23,742,136 respectively.

As of March 31, 2012 the Chilean companies show the following tax credits pending distribution:

	Taxable earnings
	With credit	With credit	Without
Company	17,0%	20,0%	credit	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladoras Coca-Cola Polar S.A.	1.216.174	3.679.934	932.251	5.828.359
Transportes Polar S.A.	—	381.876	117.914	499.790
Inversiones Los Andes Ltda.	145.524	—	66.821	212.345
Total	1.361.698	4.061.810	1.116.986	6.540.494

b)             Deferred taxes

The balances of deferred tax assets and liabilities at the end of each period are as follows:

	March 31,		December 31,
	2012		2011
Concept	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Doubtful accounts provision	126.031	—	166.943	—
Vacations provision	65.262	—	73.187	—
Lawsuits provision	320.742	—	359.312	—
Inventories	295	86.259	321	99.257
Property, plant & equipment	—	7.332.904	—	7.440.433
Leasing obligations	539.361	—	518.523	—
Tax loss	4.315.943	—	4.227.229	—
Advance payments	14.153	934	—	79.903
Foreign subsidiaries dividends	—	1.864.778	—	1.986.281
Credit on bond placement	332.569	—	332.569	—
Bond placement issue costs	—	78.678	—	78.678
Others	392.329	261.002	375.324	441.405
Total	6.106.685	9.624.555	6.053.408	10.125.957

The movement in deferred taxes in the periods to March 31, 2012 and December 31, 2011 was as follows:

	March 31,		December 31,
	2012		12.2011
Concept	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	6.053.408	10.125.957	3.829.416	8.839.439
Increase (decrease) for deferred taxes	453.818	(154.034)	2.041.704	1.023.750
Increase (decrease) for foreign currency translation	(400.541)	(347.368)	182.288	262.768
Movement	53.277	(501.402)	2.223.992	1.286.518
Closing balance	6.106.685	9.624.555	6.053.408	10.125.957

c)              Tax charge

The following shows the composition of the tax charge at the end of each period:

	Accumulated to March 31,
Detail	2012	2011
	ThCh$	ThCh$
Current tax charge	(1.090.302)	(926.844)
Adjustments to current tax previous period	(97.805)	—
Other current tax charge	1.916	49.170
Credit (charge) for current taxes	(1.186.191)	(877.674)
Credit (charge) for variation in deferred taxes	448.708	446.148
Other credits (charges) for deferred taxes	—	(2.082)
Credit (charge) for deferred taxes	448.708	444.066
Credit (charge) for income tax	(737.483)	(433.608)

The tax charge by the Chilean and foreign parts at the end of each period is as follows:

	Accumulated to March
Detail	2012	2011
	ThCh$	ThCh$
Foreign	(559.528)	(445.739)
Chilean	(626.663)	(431.935)
Credit (charge) for current taxes	(1.186.191)	(877.674)
Foreign	396.031	605.875
Chilean	52.677	(161.809)
Credit (charge) for deferred taxes	448.708	444.066
Credit (charge) for income tax	(737.483)	(433.608)

d)             Reconciliation of tax charge using the statutory rate and the tax charge using the effective rate

	Accumulated to March
Concept	2012	2011
	ThCh$	ThCh$
Earnings before taxes	6.852.682	8.101.638
Tax charge using statutory rate (18.5%)	1.370.536	—
Tax charge using statutory rate (20%)	—	1.620.328

Permanent differences:
Non-taxable ordinary revenue	(740.089)	(1.267.003)
Non-deductible expenses for tax purposes	98.405	121.203
Others	8.631	(40.920)
Adjustments to tax charge	(633.053)	(1.186.720)
Tax charge using the effective rate	737.483	433.608

Effective rate	10,8%	5,4%

The income tax rate applicable in each of the countries where the Company operates is 18.5% for Chile, 10% for Paraguay and 35% for Argentina.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

a)              Balances

The following shows the detail of property, plant and equipment as of March 31, 2012 and December 31, 2011:

	Property,		Accumulated		Property, plant &
	plant & equipment, gross		depreciation & impairment		equipment, net
Concept	31.03.2012	31.12.2011	31.03.2012	31.12.2011	31.03.2012	31.12.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	12.687.613	13.823.900	—	—	12.687.613	13.823.900
Land	11.031.874	11.512.013	—	—	11.031.874	11.512.013
Buildings	32.182.674	31.930.930	2.470.955	2.369.664	29.711.719	29.561.266
Plant & equipment	67.695.255	69.077.285	12.608.615	12.301.838	55.086.640	56.775.447
Computer equipment	5.468.667	5.450.946	3.240.127	3.208.220	2.228.540	2.242.726
Motor vehicles	1.173.481	1.218.311	343.369	322.875	830.112	895.436
Other property, plant & equipment	74.265.687	75.784.536	23.917.377	22.967.722	50.348.310	52.816.814
Total	204.505.251	208.797.921	42.580.443	41.170.319	161.924.808	167.627.602

b)             Additional information

The amount of fully-depreciated property, plant and equipment still in use as of March 31, 2012 and December 31, 2011 is ThCh$ 4,488,913 and ThCh$ 3,706,653 respectively.

Accumulated disbursements in property, plant and equipment under construction as of the end of each period amount to ThCh$ 12,687,613 in 2012 (ThCh$ 13,823,900 in 2011).

c)              Movement

The movement in property, plant and equipment during both periods was as follows:

				Plant &	Computer		Other property,	Property, plant,
	Construction		Buildings	equipment,	equipment,	Motor	plant & equip.,	& equipment
	in progress	Land	net	net	net	vehicles, net	net	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended 31.03.2012
Initial balance	13.823.900	11.512.013	29.561.266	56.775.447	2.242.726	895.436	52.816.814	167.627.602

Additions	2.898.926	—	324.381	1.409.004	229.784	9.153	4.173.343	9.044.591
Capitalizations	(3.472.621)	—	1.690.002	1.984.917	31.166	—	(233.464)	—
Sales / Write-offs	—	—	—	(387.087)	(882)	—	(1.083.169)	(1.471.138)
Depreciation for period	—	—	(219.956)	(926.406)	(195.780)	(35.117)	(2.347.371)	(3.724.630)
Foreign currency traslation	(562.592)	(480.139)	(1.643.974)	(3.769.235)	(78.474)	(39.360)	(2.977.843)	(9.551.617)

Total movement	(1.136.287)	(480.139)	150.453	(1.688.807)	(14.186)	(65.324)	(2.468.504)	(5.702.794)

Closing balance	12.687.613	11.031.874	29.711.719	55.086.640	2.228.540	830.112	50.348.310	161.924.808

				Plant &	Computer		Other property,	Property, plant,
	Construction		Buildings	equipment,	equipment,	Motor	plant & equip.,	& equipment
	in progress	Land	net	net	net	vehicles, net	net	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended 31.12.2011
Initial balance	11.671.145	10.780.083	21.096.158	42.505.611	1.174.910	869.301	35.136.361	123.233.569

Additions	16.384.954	222.613	638.019	8.384.994	956.438	310.966	24.948.945	51.846.929
Capitalizations	14.993.346	—	7.694.902	7.315.004	647.216	—	(663.776)	—
Sales / Write-offs	(615)	(230.861)	(355.299)	(2.561.537)	(53)	(210.345)	(887.794)	(4.246.504)
Depreciation for period	—	—	(678.085)	(3.443.533)	(611.073)	(107.848)	(8.559.680)	(13.400.219)
Foreign currency traslation	761.762	740.178	1.165.571	4.574.908	75.288	33.362	2.842.758	10.193.827

Total movement	2.152.755	731.930	8.465.108	14.269.836	1.067.816	26.135	17.680.453	44.394.033

Closing balance	13.823.900	11.512.013	29.561.266	56.775.447	2.242.726	895.436	52.816.814	167.627.602

NOTE 8 - REVENUES AND EXPENSES

a)              Operating Revenues

•                  Revenues from Ordinary Activities

Revenues from ordinary activities relate to sales of products.

•                  Other revenue

The following is a detail of other revenue during each period:

	Accumulated to March 31,
	2012	2011
	ThCh$	ThCh$
Rentals	5.712	7.630
Recycled sale	31.520	29.392
Other	10.537	4.279
Total	47.769	41.301

b)             Operating Costs and Expenses

The detail of operating costs and expenses during each period was as follows:

	ACCUMULATED TO MARCH 31,
	Cost of sales		Distribution costs		Administrative expenses		Other expenses, by function		Total costs & expenses
Detail	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	45.431.002	34.692.351	114.856	—	122	—	1.509	—	45.547.489	34.692.351
Depreciation for period	2.212.284	1.658.884	139.415	305.438	168.454	142.939	1.293.831	911.500	3.813.984	3.018.761
Maintenance & repairs	866.650	887.565	140.868	70.095	25.931	39.884	182.428	93.437	1.215.877	1.090.981
Employee expenses	4.322.505	4.073.568	2.577.881	1.652.168	1.894.452	1.914.612	3.242.907	2.645.730	12.037.745	10.286.078
Publicity & promotion	—	—	—	—	—	—	2.975.814	1.674.357	2.975.814	1.674.357
Freight & other distribution expense	9.041	—	9.299.251	6.611.416	5.514	4.202	233.929	108.607	9.547.735	6.724.225
Other costs & expenses	28.149	203.393	668.066	285.141	1.376.263	1.511.076	883.029	789.161	2.955.507	2.788.771

Total	52.869.631	41.515.761	12.940.337	8.924.258	3.470.736	3.612.713	8.813.447	6.222.792	78.094.151	60.275.524

The increase in publicity and promotion expenses over the previous period relates basically to the introduction of an incremental plan of market assets in Paraguay and Argentina in 2011. This plan was implemented with own resources and contributions from Coca-Cola, plus a commitment by our company for 2012.

c)              Financial Costs

The detail of financial costs charged to income in each period is as follows:

	Accumulated to March 31,
Detail	2012	2011
	ThCh$	ThCh$
Bank loans	370.283	431.373
Bonds	488.295	464.025
Bond indexation adjustments	617.095	315.097
Total	1.475.673	1.210.495

d)             Other Losses

The following is a detail of other losses for each period:

	Accumulated to March 31,
Other losses	2012	2011
	ThCh$	ThCh$
Donations	20.910	5.600
Write-off of fixed asset	22.304	19.870
Merger fees	162.108	—
Lawsuits provision	36.674	31.405
Restructuring costs	—	281.650
Tax on bank charges	367.748	309.901
Others	85.726	98.355
Total	695.470	746.781

Restructuring costs relate to the closure of the Neuquén production plant of the subsidiary Coca-Cola Polar Argentina S.A., whose business was absorbed by the new plant built in Bahía Blanca, in accordance with the restructuring plans agreed by the board during 2010.

NOTE 9 - EMPLOYEE BENEFITS

As of March 31, 2012 and December 31, 2011 the Company shows a provision for profit sharing and bonuses of ThCh$ 1,127,017 and ThCh$ 1,176,697 respectively.

The expense for these concepts is shown in the costs of sales and distribution, administrative expenses and other expenses by function in the statement of results.

•                  Employee Expenses

Employee expenses included in the consolidated statement of comprehensive results for each period were as follows:

	Accumulated to March 31,
Detail	2012	2011
	ThCh$	ThCh$
Wages & salaries	9.721.769	8.403.111
Short-term employee benefits	1.452.879	1.301.872
Severance benefits	383.536	162.252
Other personnel expenses	479.561	418.843
Total	12.037.745	10.286.078

NOTE 10 - RELATED ENTITIES

The following are the balances and transactions with related entities as of the close of each period:

a)              Receivables

			Country
Tax ID No.	Company	Relationship	of origin	Currency	31.03.2012	31.12.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Ch$	2.147.753	2.539.352
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	US$ / Arg $	1.284.099	2.149.758
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Ch$	556	589
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Ch$	23.099	20.671
96.705.990-0	Envases Central S.A.	Associate	Chile	Ch$	—	4.461
Total					3.455.507	4.714.831

Payables

			Country
Tax ID No	Company	Relationship	of origin	Currency	31.03.2012	31.12.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Ch$	6.023.952	2.168.751
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	US$ / Arg $	5.528.451	2.861.401
96.705.990-0	Envases Central S.A.	Associate	Chile	Ch$	379.189	342.161
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	US$	34.830	27.478
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Ch$	324.616	293.497
93.899.000-k	Vital S.A.	Associate	Chile	Ch$	671.083	716.666
76.105.924-6	Inversiones Las Niñas Dos S.A.	Director in common	Chile	Ch$	388.555	268.043
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Ch$	91.081	129.550
Total					13.441.757	6.807.547

b)             Transactions

			Country			Accumulated to March 31,
Tax ID. No.	Company	Relationship	of origin	Transaction	Currency	2012	2011
						ThCh$	ThCh$
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Services	Ch$	158.981	—
96.773.130-7	Viña Caliterra S.A.	Director in common	Chile	Office rental	Ch$	5.712	5.481
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Reimb. Publicity expenses	Ch$	1.376.797	977.714
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Purchase raw materials	Ch$	5.485.285	4.614.469
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Sale of raw materials	Ch$	9.075	12.644
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Purchase of finished products	US$	16.671	36.449
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Purchase of finished products	Ch$	9.431	4.701
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Purchase of finished products	Ch$	57.192	62.774
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Reimb. Publicity expenses	Argentine $	1.461.094	725.269
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Reimb. Publicity expenses	US$	1.384.887	1.001.907
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Purchase raw materials	Argentine $	6.722.774	4.871.248
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Purchase raw materials	US$	6.859.012	4.886.079
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Ch$	918.598	826.756
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Ch$	1.031.691	749.537
93.899.000-k	Vital S.A.	Associate	Chile	Purchase of finished products	Ch$	2.147.584	1.472.309

Transactions with related parties are carried out on market conditions similar to those that would be applicable to unrelated third parties.

Remuneration and Benefits received by Key Personnel of the Company

The following remuneration and benefits were received by the Company’s key personnel during each of the periods:

	Acumulado a Marzo 31,
Detalle	2012	2011
	ThCh$	ThCh$
Wages and salaries	925.279	874.134
Board of director´s fees	86.631	93.358
Short-term employee benefits	102 .873	74.362
Total	1.114.783	1.041.854

The key personnel of the Company are directors, managers and assistant managers.

The immediate and ultimate controller of Embotelladoras Coca-Cola Polar S.A. is Inversiones Los Aromos Ltda., for which no financial statements are available to the public.

NOTE 11 - INVESTMENTS IN ASSOCIATES

a)              Valuation and Composition

Investments in associates are shown valued as described in Note 2 e) at the end of each period.

The investments in Vital Aguas S.A., Vital S.A. and Envases Central S.A. are shown as Investment in associates as Embotelladoras Coca-Cola Polar S.A. has a significant influence in their management through having the right to appoint a director.

Acquisition of Participation in Vital S.A.

b)             Interest acquisition in Vital S.A.

In January 2011, Embotelladoras Coca-Cola Polar S.A. acquired 1,382,198 shares in Vital S.A., equivalent to a 15% shareholding, for an amount of ThCh$ 2,393,760.

In March 2011, Vital S.A. made a capital increase through the issue of 10,000 shares for payment. Embotelladoras Coca-Cola Polar S.A. participated in this capital increase in line with its percentage holding, acquiring 1,500 shares for ThCh$ 855,000.

c)              Summary of Information on Investments in Associates

The detail of investments in related companies is as follows:

		Investments in Associates
Tax No.		76.389.720-6		96.705.990-0		76.530.790-2		93.899.000-K
Name of associate		Vital Aguas S.A		Envases Central S.A.		Embotelladora del Sur S.A.		Vital S.A.
Country of origin/Functional currency		Chile / Chilean peso		Chile / Chilean peso		Chile / Chilean peso		Chile / Chilean peso
Business of the associate		Production & distribution of water		Production & bottling of soft drinks		Production & distribution of water		Production & distribution of juices
Investment cost	ThCh$	2.182.376		460.673		593.741		3.248.760
Book value	ThCh$	2.510.608		882.054		—		3.387.621

March 31,		2012	2011	2012	2011	2012	2011	2012	2011
Participation	%	17,10	17,10	9,36	9,36	—	25,00	15,00	15,00
Total current assets	ThCh$	3.049.943	2.811.974	7.638.938	6.204.683	—	773	11.992.003	8.488.540
Total non-current assets	ThCh$	5.318.142	5.328.081	10.052.090	9.838.962	—	—	21.391.788	16.236.187
Total assets	ThCh$	8.368.085	8.140.055	17.691.028	16.043.645	—	773	33.383.791	24.724.727

Total current liabilities	ThCh$	2.757.282	2.646.835	6.923.190	5.438.090	—	—	11.059.819	5.679.553
Total non-current liabilities	ThCh$	262.335	285.279	1.342.383	1.869.694	—	—	1.305.965	1.149.443
Total liabilities	ThCh$	3.019.617	2.932.114	8.265.573	7.307.784	—	—	12.365.784	6.828.996

Total ordinary revenue	ThCh$	3.880.336	3.904.296	9.968.014	9.286.692	—	—	11.999.921	9.725.524
Total ordinary expenses	ThCh$	(3.756.736)	(3.600.799)	(9.532.388)	(9.059.874)	—	—	(11.598.312)	(9.472.315)
Earnings (Loss)	ThCh$	123.600	303.497	435.626	226.818	—	—	401.609	253.209

d)    Movement in investments in associates

The movement in investment in associates during each period was as follows:

Detail	31/03/2012	31/12/2011
	ThCh$	ThCh$
Initial balance	6.658.180	2.838.428

Additions, investments in associates	—	3.248.760
Interest in ordinary earnings (loss)	122.103	178.446
Other increases (decreases)	—	392.546
Closing balance	6.780.283	6.658.180

NOTE 12 - OTHER PROVISIONS

a) As of the end of each period, the detail and additional information relating to provisions is the folllowing:

	Current
Detail	31.03.2012	31.12.2011
	ThCh$	ThCh$
Provision for legal claims:
Labor lawsuits	556.333	561.238
Profit sharing & bonuses	1.127.017	1.176.697
Other provisions	151.393	176.008
Total	1.834.743	1.913.943

	Estimated date of	Explanation of
Concept of the Provision	outflow of funds	uncertainty
Labor lawsuits	Second half 2012	The amount provisioned is calculated according to the estimate based on the labor lawyer’s report.
Profit sharing & bonuses	First half 2012	The use of this provision is dependent on compliance with expected profitability & individual performance.

b)             The movement in provisions during each period was as follows:

	For the period ended 31.03.2012				For the period ended 31.12.2011
		Profit			Provision for	Profit
	Provision for	sharing &	Other		Legal	sharing &	Other
Detail	lawsuits	bonuses	provisions	Total	Claims	bonuses	provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	561.238	1.176.697	176.008	1.913.943	412.809	304.667	64.850	782.326

Changes:
Increases (decrease) in existing provisions	40.706	(26.444)	(11.815)	2.447	89.174	847.124	112.739	1.049.037
Increase (decrease) in foreign exchange	(45.611)	(23.236)	(12.800)	(81.647)	59.255	24.906	(1.581)	82.580
Change in provisions	(4.905)	(49.680)	(24.615)	(79.200)	148.429	872.030	111.158	1.131.617
Closing balance	556.333	1.127.017	151.393	1.834.743	561.238	1.176.697	176.008	1.913.943

c)              Contingencies

•      Tax Contingency

In August 2004 and 2005, the Chilean tax authority (“Servicio de Impuestos Internos”) issued 2 tax demands against the Company for historic amounts of ThCh$ 365,959 and ThCh$ 800,506 respectively.

On January 11, 2012, the Company was notified of the tax demand amounting to ThCh$ 207,351, which is provisioned in these financial statements. This settlement concluded the process and there are no more proceedings pending in this respect.

NOTE 13 - INTANGIBLE ASSETS OTHER THAN GOODWILL

a)     The detail of intangible assets at the close of each period is as follows:

	March 31, 2012			December 31, 2011
	Gross	Accumulated	Net	Gross	Accumulated	Net
Detail	value	depreciation	value	value	depreciation	value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rights (1)	1.322.386	—	1.322.386	1.385.512	—	1.385.512
Software	1.625.383	(361.009)	1.264.374	1.579.649	(304.201)	1.275.448
Total	2.947.769	(361.009)	2.586.760	2.965.161	(304.201)	2.660.960

The movement in intangible assets during each period was as follows:

	March 31, 2012			December 31,2011
Detail	Rights(1)	Software	Total	Rights(1)	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	1.385.512	1.275.448	2.660.960	1.365.507	240.610	1.606.117
Additions	—	66.502	66.502	—	1.109.668	1.109.668
Amortization	—	(71.490)	(71.490)	—	(75.268)	(75.268)
Increase (decrease) in foreign exchange	(63.126)	(6.086)	(69.212)	20.005	438	20.443
Closing balance	1.322.386	1.264.374	2.586.760	1.385.512	1.275.448	2.660.960

According to estimates and cash-flow projections of the cash-generating units to which the rights are attributed, it is concluded that the value is recoverable at the end of the period.

(1)    As described in Note 2 g) a), the rights are recorded at their historic cost and are not amortized.

NOTE 14 - GOODWILL

The balances of and movement in goodwill for each period are the following:

				Currency
Cash generating	Jan 1,2012			translation
unit	(Initial balance)	Additions	Retirements	difference	Mar 31,2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chilean operation	1.901.275	—	—	—	1.901.275
Argentine operation	6.154.200	—	—	(427.031)	5.727.169
Paraguayan operation	1.398.791	—	—	(3.683)	1.395.108
Total	9.454.266	—	—	(430.714)	9.023.552

				Currency
Cash generating	Jan 1, 2011			translation
unit	(Initial balance)	Additions	Retirements	difference	Dec 31, 2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chilean operation	1.901.275	—	—	—	1.901.275
Argentine operation	6.018.867	—	—	135.333	6.154.200
Paraguayan operation	1.391.425	—	—	7.366	1.398.791
Total	9.311.567	—	—	142.699	9.454.266

According to estimates and cash-flow projections for determining the value in use of the cash-generating units to which the different items of goodwill are attributed, it is believed that the value at the close of the period is recoverable.

NOTE 15 - EQUITY

As of March 31, 2012, the company’s paid capital consists of the following:

a)              Number of Shares

	No. Shares	No. Shares	No. shares with
Series	subscribed	paid	voting rights
Single	280.000.000	280.000.000	280.000.000

The Company’s shares have no restrictions on dividend payments or capital reductions, and they are of no par value.

b)             Capital

Concept	Subscribed	Paid
	ThCh$	ThCh$
Paid-in capital	39.685.061	39.685.061

c)              Distribution of shareholders

	Percentage	Number of
Type of shareholder	Interest	shareholders
	%
Interest of 10% or more	86,28	2
Less than 10% interest:
Investment UF 200 or more	13,66	45
Investment less than UF 200	0,06	56
Total	100,00	103
Controller of the company (1)	86,28	2

(1)          The controllers of the Company are Inversiones Los Aromos Ltda. and Coca-Cola Interamerican Corporation, which have shareholdings of 56.88% and 29.40% respectively.

d)             Earnings per share

The basic earnings per share shown in the consolidated statement of comprehensive results is calculated by dividing Earnings attributable to the owners of the controller by the total subscribed and paid shares.

There are no diluting factors that differentiate basic earnings from diluted earnings.

		Accumulated to March, 31
Detail	2012	2011
	M$	M$
Earning attributable to the owners of the controller	6.032.308	7.572.320
Total suscribed and paid shares	280.000.000	280.000.000
Earnings per basic share	21,54	27,04

e)     Dividends

As agreed by the shareholders meeting, it is established that the amount of the annual dividend will the equivalent of 50% the earnings for each period.

The following shows the dividends distributed during 2011 and 2010:

Dividend Distributed

					Against
Payment	Type of	Dividend	Pesos	Amount of	result for
date	dividend	number	per share	dividend	year
				ThCh$
Oct-10	Interim	40	23,60	6.608.000	2010
May-11	Final	41	48,05	13.454.000	2010
Oct-11	Interim	42	12,84	3.595.200	2011

As described in Note 2 t), as of March 31, 2012 and December 31, 2011 dividends have been provisioned for ThCh$ 29,565,200 and ThCh$ 3,376,811 respectively.

The dividend provisioned as of March 31, 2012 consists of the final dividend of ThCh$ 8,024,800 and an additional dividend of Ch$76.93 per share, equivalent to ThCh$ 21,540,400.

Regarding the net distributable earnings considered for calculating the minimum obligatory and additional dividends, the ordinary shareholders meeting agreed not to make any adjustments to the Earnings attributable to the owners of the controller.  The meeting also agreed that the adjustments for the first IFRS application determined as of December 31, 2008 will be deducted from Accumulated earnings should eventual dividends be distributed.

Equity Reserves

f)     Other Reserves

These relate to the monetary correction of paid capital as of December 31, 2008 amounting to ThCh$ 3,243,316 which, as stated the SVS Circular 456 of June 20, 2008, was recorded as a charge to Equity reserves.

g)    Translation reserves

These originate as described in Note 2 d. iii). The detail of translation reserves by company in the consolidated statement of financial position at the end of each period is as follows:

Company	31.03.2012	31.12.2011
	ThCh$	ThCh$
Inversiones Los Andes Ltda.	(12.245.601)	(999.323)
Kopolar Refrescos S.A.	—	5.376
Paraguay Refrescos S.A.	(449)	—
Coca-Cola Polar Argentina S.A.	(1.014.221)	(576.117)
Aconcagua Investing S.A.	(4.687)	(4.687)
Total	(13.264.958)	(1.574.751)

The variation in the translation difference of Inversiones Los Andes Ltda. derives mainly from its investments in the subsidiaries Paraguay Refrescos S.A. and Coca-Cola Polar Argentina S.A., whose currencies are the guaraní and Argentine peso respectively. During the period, these currencies depreciated against the Chilean peso which implied a negative translation effect of ThCh$ 11,246,280.

h)    Capital Management

The objective of the Company is to maintain a suitable level of capitalization that allows it to ensure access to the financial markets for the development of its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Company considers as capital the equity of the parent corresponding to shares subscribed and paid, translation reserves and accumulated earnings.

As of the date of these interim consolidated financial statements, there are no restrictions relating to capital requirements.

i)      Minority Participation

This recognizes the portion of the equity and income of the subsidiaries held by third parties. The following is the detail for the periods ended March 31, 2012 and December 31, 2011:

	Minority Interest
					Earnings (loss)
	Percentage		Equity		accumulated to March
Company	2012	2011	2012	2011	2012	2011
	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Paraguay Refrescos S.A.	2,17	2,00	1.859.302	1.932.727	82.889	95.708
Inversiones Los Andes Ltda.	0,01	0,01	21	22	1	1
Transportes Polar S.A.	0,01	0,01	1	1	1	1
Total			1.859.324	1.932.750	82.891	95.710

NOTE 16 - FINANCIAL INSTRUMENTS

The following provides a detail of financial assets and liabilities and their categories at the end of each period:

	31.03.2012		31.12.2011
Financial Assets	Current	Non-Current	Corriente	No Corriente
	ThCh$	ThCh$	ThCh$	ThCh$
At fair value through profit and loss
Cash & cash equivalents	500.000	—	—	—
Loans & accounts receivable
Cash & cash equivalents	22.633.810	—	21.655.721	—
Trade & other accounts receivable	25.266.050	—	26.736.139	—
Accounts receivable from related entities	3.455.507	—	4.714.831	—
Total	51.855.367	—	53.106.691	—

	31.03.2012		31.12.2011
Financial Liabilities	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Measured at amortized cost
Other financial liabilities
Bank loans	9.463.675	12.482.320	9.946.361	15.017.396
Bonds payable	181.695	57.625.655	233.155	54.573.429
Trade & other accounts payable	34.214.301	4.714.193	43.003.149	4.928.209
Accounts payable to related entities	13.441.757	—	6.807.547	—
Total	57.301.428	74.822.168	59.990.212	74.519.034

Trade and other accounts receivable exclude Advances to suppliers as these are not financial instruments.

16.1     Financial Assets

a)      Loans and Accounts Receivable

i)      Cash and Cash Equivalents

The detail of cash and cash equivalents is shown in Note 5.

ii)     Trade and other Accounts Receivable

The composition of trade and other accounts receivable at the close of each period is as follows:

Detail	31.03.2012	31.12.2011
	ThCh$	ThCh$
Trade debtors, gross	21.219.252	23.978.121
Doubtful accounts provision	(818.338)	(810.806)
Other accounts receivable (*)	9.660.377	7.750.275
Total	30.061.291	30.917.590

(*)         Other accounts receivable mainly include advances to suppliers, monthly tax credits and loans to personnel.

Provision for Doubtful Debtors

The movement in provisions for doubtful debtors was as follows:

Movement	31.03.2012	31.12.2011
	ThCh$	ThCh$
Initial balance	810.806	580.747

Increases (Decreases)	24.347	221.778
Increases (Decreases) for foreign exchange	(16.815)	8.281
Movement	7.532	230.059
Closing balance	818.338	810.806

Trade debtors and other accounts receivable overdue but not provisioned

The detail of trade debtors and other accounts receivable overdue but not provisioned is as follows:

	31.03.2012
	Up to	3 to 6	6 to 12	More than 12
Concept	3 months	months	months	months
	ThCh$	ThCh$	ThCh$	ThCh$

Trade receviables, net	326.991	—	—	—
Total	326.991	—	—	—

	31.12.2011
	Up to	3 to 6	6 to 12	More than 12
Concept	3 months	months	months	months
	ThCh$	ThCh$	ThCh$	ThCh$

Trade receviables, net	15.584	175.857	—	—
Total	15.584	175.857	—	—

iii)         Accounts Receivable from Related Entities

The detail of accounts receivable from related parties is shown in Note 10.

b)     Financial Assets – Local and Foreign Currency

Financial assets by currency at period end are as follow:

	31.03.2012		31.12.2011
Financial Assets	Current	Non-Current	Current	Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash & cash equivalents	23.133.810	—	21.655.721	—
Chilean $	1.639.814		712.339
Argentine $	1.442.778		3.187.243
Guaraníes	19.281.904		16.278.044
US Dollars	769.314		1.478.095

Trade & other accounts receivable	25.266.050	—	26.736.139	—
Chilean $	13.634.470	—	12.468.051	—
Argentine $	9.201.231	—	9.815.837	—
Guaraníes	2.430.349	—	4.452.251	—

Accounts receivable from related entities	3.455.507	—	4.714.831	—
Chilean $	2.171.408		2.546.103
Argentine $	1.284.099		1.691.238
US Dollars	—		477.490
Total	51.855.367	—	53.106.691	—

16.2     Financial Liabilities

a)     Bonds Payable

On August 23, 2010, the Company registered in the Securities Register of the SVS two lines of bonds amounting to UF 2,500,000 each, for terms of 10 and 30 years respectively.

On September 1, 2010, the Company placed 2 series of UF bonds on the domestic market, with the following conditions:

Registration No.
& identification	Nominal	Term	Years	Amortization	Nominal	Effective	Nominal
of the instrument	value	(years)	grace	interest	principal	rate	value
	UF	%	%
640 / Series A	1.000.000	7	3	Semi-annual	Semi-annual	3,00	3,16

641 / Series C	1.500.000	21	10	Semi-annual	Semi-annual	4,00	3,63

Credit Rating

The credit rating of the bonds issued on the Chilean market as of December 31, 2011 is as follows:

AA -   : Rating of Fitch Chile

AA -   : Rating of Feller & Rate

Covenants

The Company’s issue and placement of bonds on the Chilean market is subject to the following covenants:

a)              Compliance with applicable laws, regulations and other legal provisions.

b)             Not to make investments in instruments issued by related parties nor carry out operations with such parties that are outside the normal course of business, on conditions that are more unfavorable to the issuer compared to those prevailing in the market.

c)              Maintain in its quarterly financial statements a level of net financial debt not exceeding 1.5 times, measured on figures in its consolidated statement of financial position. For these purposes, the level of net financial debt is the ratio of net financial debt to the issuer’s total equity (equity attributable to owners of the controllers plus non-controlling interest). Net financial debt is understood to be the difference between the financial debt and cash of the issuer.

d)             Maintain in its quarterly financial statements a level of net financial coverage of more than 3 times. Net financial coverage is understood to be the ratio of the EBITDA of the issuer in the last 12 months to net financial expenses (financial income less financial expenses) in the last 12 months. However, this covenant shall be understood to be not complied with only when the level of net financial coverage is below the level indicated for two consecutive quarters.

e)              Maintain in its quarterly financial statements assets free of liens amounting to at least 1.3 times its unsecured total liabilities.

The Company is in compliance with all the financial covenants as of March 31, 2012.

16.2 b)    Financial Liabilities — Summary

The detail of financial liabilities at the end of each period is as follows:

As of March 31, 2012

									Current			Non-Current
						Effective	Nominal								Total
						Rate	Rate		Maturity		Total	Maturity			31.12.2011
Tax ID No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	31.12.2011	1 to 3	3 to 5	5 year	Non-
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	Semi-annual	5,8	5,8	1.980.000	375.936	330.000	705.936	1.320.000	—	—	1.320.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,8	6,8	2.817.500	60.492	—	60.492	2.817.500	—	—	2.817.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	6,8	6,8	2.300.000	64.014	2.300.000	2.364.014	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,8	6,8	2.300.000	63.143	—	63.143	2.300.000	—	—	2.300.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,6	6,6	1.165.000	—	1.195.439	1.195.439	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,8	6,8	2.682.500	59.122	—	59.122	2.682.500	—	—	2.682.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,4	6,4	1.900.000	61.441	—	61.441	1.900.000	—	—	1.900.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	US$	At maturity	2,2	2,2	4.874.400	—	4.929.627	4.929.627	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	US$	At maturity	3,4	3,4	1.462.320	24.461	—	24.461	1.462.320	—	—	1.462.320
Sub total Bank loans								—	708.609	8.755.066	9.463.675	12.482.320	—	—	12.482.320

93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 640 / Bonos Series A	Chile	UF	Semi-annual	3,16	3,0	22.359.613	133.968	—	133.968	8.384.855	11.179.806	2.794.952	22.359.613
93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 641 / Bonos Series C	Chile	UF	Semi-annual	3,63	4,0	35.266.042	47.727	—	47.727	—		35.266.042	35.266.042
Sub total Bonds payable									181.695	—	181.695	8.384.855	11.179.806	38.060.994	57.625.655

Total other financial liabilities									890.304	8.755.066	9.645.370	20.867.175	11.179.806	38.060.994	70.107.975

As of March 31, 2012

												Non-Current
						Effective	Nominal		Current						Total
						Rate	Rate		Maturity		Total	Maturity			31.12.2011
Tax ID No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	31.12.2011	1 to 3	3 to 5	5 year	Non-
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
93.473.000-3	Emb. Coca-Cola Polar S.A	Trade creditors	Chile	Chilean $				6.485.458	6.485.458	—	6.485.458	—	—	—	—
96.928.520-7	Transportes Polar S.A.	Trade creditors	Chile	Chilean $				523.921	523.921	—	523.921	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	Argentine $				10.825.683	10.825.683	—	10.825.683	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				3.391.798	3.391.798	—	3.391.798	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Euros				604.603	157.819	38.016	195.835	408.768	—	—	408.768
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	US$				1.143.524	561.507	32.494	594.001	309.804	239.719	—	549.523
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	US$				6.349.012	3.134.256	1.697.788	4.832.044	1.516.968	—	—	1.516.968
93.473.000-3	Emb. Coca-Cola Polar S.A	Other accounts payable	Chile	Chilean $				2.924.534	2.282.678	316.318	2.598.996	33.050	33.050	259.438	325.538
96.928.520-7	Transportes Polar S.A.	Other accounts payable	Chile	Chilean $				770.803	770.803	—	770.803	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Other accounts payable	Argentina	Argentine $				3.100.553	3.001.507	54.378	3.055.885	36.713	7.955	—	44.668
Foreign	Paraguay Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				939.877	939.877	—	939.877	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Crate/bottles guarantee	Chile	Chilean $				991.808	—	—	—	—	991.808	—	991.808
Foreign	Coca-Cola Polar Argentina S.A	Crate/bottles guarantee	Argentina	Argentine $				876.920	—	—	—	—	876.920	—	876.920
Total trade & other accounts payable									32.075.307	2.138.994	34.214.301	2.305.303	2.149.452	259.438	4.714.193
93.473.000-3	Emb. Coca-Cola Polar S.A	Coca- Cola de Chile S.A.	Chile	Chilean $	At maturity			6.023.952	6.023.952	—	6.023.952	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Coca- Cola de Argentina S.A.	Argentina	Argentine $	At maturity			5.528.451	5.528.451	—	5.528.451	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Envases Central S.A.	Chile	Chilean $	At maturity			379.189	379.189	—	379.189	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Cervecería Austral S.A.	Chile	US$	At maturity			34.830	34.830	—	34.830	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital Aguas S.A.	Chile	Chilean $	At maturity			324.616	324.616	—	324.616	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital S.A.	Chile	Chilean $	At maturity			671.083	671.083	—	671.083	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Niñas Dos S.A.	Chile	Chilean $	At maturity			388.555	388.555	—	388.555	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Hualtatas S.A.	Chile	Chilean $	At maturity			91.081	91.081	—	91.081	—	—	—	—
Total accounts payable to related entities									13.441.757	—	13.441.757	—	—	—	—

Total financial liabilities									46.407.368	10.894.060	57.301.428	23.172.478	13.329.258	38.320.432	74.822.168

16.2 b)    Financial Liabilities — Summary, continued

Al 31 de Diciembre de 2011

						Effective	Nominal		Current			Non-Current
						Rate	Rate		Maturity		Total	Maturity			Total
Tax ID No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	31.12.2010	1 to 3	3 to 5	5 year	31.12.2010
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	Semi-annual	5,8	5,8	1.980.000	—	677.107	677.107	1.320.000	—	—	1.320.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,8	6,8	2.817.500	—	11.777	11.777	2.817.500	—	—	2.817.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	6,8	6,8	2.300.000	—	2.324.386	2.324.386	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,8	6,8	2.300.000	—	23.515	23.515	2.300.000	—	—	2.300.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,6	6,6	1.165.000	—	1.175.932	1.175.932	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,8	6,8	2.682.500	—	12.742	12.742	2.682.500	—	—	2.682.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6,4	6,4	1.900.000	31.124	—	31.124	1.900.000	—	—	1.900.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	US$	At maturity	2,2	2,2	5.192.000	28.664	5.192.000	5.220.664	—	—	—	—
									—	12.290	12.290	1.557.600	—	—	1.557.600
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	US$	At maturity	3,4	3,4	1.557.600
Sub total Bank loans									59.788	9.429.749	9.489.537	12.577.600	—	—	12.577.600

93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 640 / Bonos Serie A	Chile	UF	Semi-annual	3,16	3,0	21.175.304	291.532	—	291.532	5.530.495	11.060.991	5.530.495	22.121.981
93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 641 / Bonos Serie C	Chile	UF	Semi-annual	3,63	4,0	33.398.125	398.447	—	398.447	—		34.891.244	34.891.244

Sub total Bonds payable									689.979	—	689.979	5.530.495	11.060.991	40.421.739	57.013.225

Total other financial liabilities									749.767	9.429.749	10.179.516	18.108.095	11.060.991	40.421.739	69.590.825

Al 31 de Diciembre de 2011

						Effective	Nominal		Current			Non-Current
						Rate	Rate		Maturity		Total	Maturity			Total
Tax No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	31.12.2010	1 to 3	3 to 5	5 year	31.12.2010
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Trade creditors	Chile	Chilean $				6.953.396	6.953.396	—	6.953.396	—	—	—	—
96.928.520-7	Transportes Polar S.A.	Trade creditors	Chile	Chilean $				650.789	650.789	—	650.789	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	Argentine $				12.313.018	12.313.018	—	12.313.018	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				3.413.792	3.413.792	—	3.413.792	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				520.695	520.695	—	520.695	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Euros				806.507	278.344	53.815	332.159	474.348	—	—	474.348
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	US$				1.610.768	929.489	33.597	963.086	360.113	276.958	10.611	647.682
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	US$				7.858.271	4.723.490	1.455.200	6.178.690	1.679.581	—	—	1.679.581
93.473.000-3	Emb. Coca-Cola Polar S.A	Other accounts payable	Chile	Chilean $				4.878.870	4.548.378	—	4.548.378	16.525	16.525	297.442	330.492
96.928.520-7	Transportes Polar S.A.	Other accounts payable	Chile	Chilean $				564.521	564.521	—	564.521	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Other accounts payable	Argentina	Argentine $				5.025.874	4.868.261	157.613	5.025.874	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				1.518.166	1.518.166	—	1.518.166	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				20.585	20.585	—	20.585	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Crate/bottles guarantee	Chile	Chilean $				886.063	—	—	—	—	886.063	—	886.063
Foreign	Coca-Cola Polar Argentina S.A	Crate/bottles guarantee	Argentina	Argentine $				910.043	—	—	—	—	910.043	—	910.043

Total trade & other accounts payable									41.302.924	1.700.225	43.003.149	2.530.567	2.089.589	308.053	4.928.209

Al 31 de Diciembre de 2011

						Effective	Nominal		Current			Non-Current
						Rate	Rate		Maturity		Total	Maturity			Total
Tax No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	31.12.2010	1 to 3	3 to 5	5 year	31.12.2010
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
93.473.000-3	Emb. Coca-Cola Polar S.A	Coca- Cola de Chile S.A.	Chile	Chilean $	At maturity			2.168.751	2.168.751	—	2.168.751	—	—
Foreign	Coca-Cola Polar Argentina S.A	Coca- Cola de Argentina S.A.	Argentina	Argentine $	At maturity			2.861.401	2.861.401	—	2.861.401	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Envases Central S.A.	Chile	Chilean $	At maturity			342.161	342.161	—	342.161	—	—
Foreign	Coca-Cola Polar Argentina S.A	Cervecería Austral S.A.	Chile	US$	At maturity			27.478	27.478	—	27.478	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital Aguas S.A.	Chile	Chilean $	At maturity			293.497	293.497	—	293.497	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital S.A.	Chile	Chilean $	At maturity			716.666	716.666	—	716.666	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Niñas Dos S.A.	Chile	Chilean $	At maturity			268.043	268.043	—	268.043	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Hualtatas S.A.	Chile	Chilean $	At maturity			129.550	129.550	—	129.550	—	—

Total accounts payable to related entities									6.807.547		6.807.547	—	—	—	—

Total financial liabilities									48.860.238	11.129.974	59.990.212	20.638.662	13.150.580	40.729.792	74.519.034

16.3     Financial Liabilities — Maturity Analysis

The following shows an analysis at the close of each period of the maturities of the financial liabilities, which include the contractual interest payable (not accrued at the date of closing):

					Total
			Maturity		Accumulated
	Less than	1 to 3	3 to 5	5 years	to March 31,
Description	1 year	years	years	or more	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	9.463.675	12.482.320	—	—	21.945.995
Bonds payable	2.009.764	12.343.781	14.531.404	49.042.430	77.927.379
Trade creditors & other accounts payable	34.214.301	2.305.303	2.149.452	259.438	38.928.494
Accounts payable related entities	13.441.757	—	—	—	13.441.757

Total financial liabilities	59.129.497	27.131.404	16.680.856	49.301.868	152.243.625

					Total
			Maturity		Accumulated
	Less than	1 to 3	3 to 5	5 years	to March 31,
Description	1 year	years	years	or more	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	9.489.537	12.577.600	—	—	22.067.137
Bonds payable	1.988.405	9.508.825	14.542.936	52.053.224	78.093.390
Trade & other accounts payable	43.003.149	2.530.567	2.089.589	308.053	47.931.358
Accounts payable related entities	6.807.547	—	—	—	6.807.547

Total Financial Liabilities	61.288.638	24.616.992	16.632.525	52.361.277	154.899.432

16.4     Fair Value of Financial Instruments

The market value of financial instruments recorded at fair value through profit and loss has been obtained by using the market-price method (type 1 valuation). The valuation process does not currently consider the valuation methods by approximation or internal price modeling, so all the prices of financial instruments valued at fair value are obtained through direct market quotations.

The prices and discount rates employed for valuation purposes are obtained through banks and recognized price makers, of generalized, recurring and agreed quotation by the market, which ensures the reliability of the reference prices.

There are no significant differences as of March 31, 2012 and December 31, 2011 between the book and fair values of the financial instruments.

16.5     Financial Risk Management

In carrying on its daily business, Coca-Cola Polar is faced by various factors that could impact on the achievement of its objectives of financial profitability and sustainability. These factors can impact the organization through different transmission mechanisms, generating scenarios of financial uncertainty which could result in non-compliance by suppliers of inputs and counterparties of financial transactions, contractions of liquidity, significant variations in the value of assets and liabilities held in portfolio, etc.

Coca-Cola Polar therefore identifies the important risks in its area of actions in the following way:

•      Credit risk

The concept of credit risk is employed by Coca-Cola Polar to refer to financial uncertainty, in different time horizons, related to compliance with the obligations signed by counterparties, at the time of exercising contractual rights for receiving cash or other financial assets by Coca-Cola Polar.

j)              Exposures

The exposure of the financial assets consists of cash and cash equivalents and trade and other accounts receivable, which account for 45% and 49% respectively.  However, the exposure related to trade debtors ceases to be significant when considering that the average collection time is no more than 20 days.

k)             Financial assets that are not overdue or impaired

The business scarcely shows signs of fall in overdue accounts receivable related to the different sales channels. Historic evidence shows average collection times of less than one month, with periods overdue not exceeding 10 days.

Investment decisions in financial instruments (e.g. fixed income) have historically tried to seek issuers with an external credit rating such as to safeguard the financial objectives for which these transactions are carried out. Long-term investments require the issuer to have a rating of at least A1 (Moody’s) /A (Fitch), while short-term investments are preferred to be made with institutions with the best debt credit ratings from the same international agencies and/or the regulatory institutions of the countries in which the Company operates.

The following are the credit ratings of the financial institutions where short-term investments are made.

		Credit	Rating
Entity	Amount	rating	agency
	M$
Banco Regional SAECA	6.537.904	A+	Feller Rate
BBVA Paraguay SA	3.750.452	AA	Feller Rate
Itau S.A.	5.208.594	AA	Feller Rate
HSBC Bank Paraguay	2.633.035	AA	Feller Rate
Banco Continental	1.379.092	A+	Feller Rate
Total	19.509.077

•      Financial assets that would have been overdue or impaired if they had not been restructured

The Company has no significant financial assets that have been restructured in this period.

l)              Overdue or impaired financial assets

Overdue and impaired financial assets are set out in Note 16.1 a.ii).

m)            Financial risk

The concept of financial risk is employed by Coca-Cola Polar to refer to financial uncertainty, at different time horizons, related to its capacity to respond to those cash requirements that support its operations, both in normal conditions and in exceptional ones.

Liabilities by maturity are set out in Note 16.3.

n)            Market risk

The concept of market risk is employed by Coca-Cola Polar to refer to financial uncertainty, at different time horizons, related to the future behavior of market variables relevant to its financial performance.

The Company is mainly faced by variations in the value of future disbursements related to liabilities expressed on dollars in each of the markets where it currently operates. Variations in the dollar exchange rate against the guaraní are risk factors that affect the Company.

The sensitivity analysis shows the effects of the impact on results that might occur as a result of variations in the relevant exchange rates associated with the financial instruments that generate exposure to the Company.

				Market	Exchange	Sensitivity	Effect on
Classification	Group	Type	Exposure	variable	rate	(1)	results
			ThCh$				ThCh$
Financial assets	Cash & cash equivalents	Balance in banks & deposits	758.328	USD / GS	4.275	+ 42,9%	325.505

						- 7,5%	(56.764)

Financial liabilities	Other financial liabilities	Other financial liabilities	6.336.720	USD / $Ch	487,44	+ 37,4%	(2.372.500)

						- 10,2%	646.490

	Trade & other accounts payable	Trade creditors	6.349.012	USD / GS	4.275	+ 37,4%	(2.725.248)

						- 10,2%	475.248

	Trade & other accounts payable	Trade creditors	1.143.523	USD / $Arg	4,38	0,0%	—

						- 30,9%	352.859

(1)          The exchange-rate variations were obtained by considering the maximum and minimum parities in the last 4 years with respect to the closing exchange rate.

•      Financial risk management mechanisms adopted

The management of Coca-Cola Polar understands that having an institutional framework for protecting the entity´s financial objectives, through financial-risk management, is an essential element in achieving the long-term objectives for the interests of the Company.

It is therefore a priority for Coca-Cola Polar to constantly complement current risk evaluation with a robust strategy in terms of the procedures adopted and their consistency with the business cycle, nature of the operations and the markets in which it operates.

The Company’s strategy has the following components:

•      Corporate governance structure

•      Clear segregation of functions

•      Protection of the principles of Independence in decision-taking

•      Control environment

•      Methodologies

•      Information systems

•      Procedures

•      Contingency plans

NOTE 17 - LOCAL AND FOREIGN CURRENCY

a)              Assets

	Accumulated to March
	March 31,2012		December 31,2011
ASSETS	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash & cash equivalents	23.133.810	—	21.655.721	—
Chilean $	1.639.814		712.339	—
Argentine $	1.442.778	—	3.187.243	—
Guaraníes	19.281.904	—	16.278.044	—
US Dollars	769.314	—	1.478.095	—

Other non-financial assets	1.751.317	1.611.066	1.445.854	1.614.484
Chilean $	661.565	169.705	519.015	226.551
Argentine $	211.316	1.025.243	241.526	907.545
Guaraníes	421.627	281.725	493.515	344.065
US Dollars	456.809	134.393	191.798	136.323

Trade & other accounts receivable	30.061.291	—	30.917.590	—
Chilean $	13.634.470	—	12.468.051	—
Argentine $	9.201.231	—	9.815.837	—
Guaraníes	7.225.590	—	8.633.702	—
		—
Accounts receivable from related entities	3.455.507	—	4.714.831	—
Chilean $	2.171.408		2.546.103	—
Argentine $	1.284.099	—	1.691.238	—
US Dollars	—	—	477.490	—
		—
Inventories	21.609.297	—	23.099.370	—
Chilean $	7.172.367	—	7.094.796	—
Argentine $	6.380.938	—	5.427.463	—
Guaraníes	8.055.992	—	10.577.111	—

Current tax assets	1.470.511	—	2.217.661	—
Argentine $	220.494	—	274.966	—
Chilean $	1.250.017	—	1.353.337	—
Guaraníes	—	—	589.358	—

Investments in associates using the	—	6.780.283	—	6.658.180
Participation method
Chilean $	—	6.780.283	—	6.658.180

Intangible assets other than goodwill	—	2.586.760	—	2.660.960
Chilean $	—	1.729.659	—	1.766.229
Argentine $	—	857.101		894.731

Goodwill	—	9.023.552	—	9.454.266
Chilean $	—	3.889.750	—	3.889.750
Argentine $	—	5.093.288	—	5.520.319
Guaraníes	—	40.514	—	44.197

Property, plant & equipment, net	—	161.924.808	—	167.627.602
Chilean $	—	52.416.147	—	50.398.834
Argentine $	—	44.412.185	—	47.631.403
Guaraníes	—	65.096.476	—	69.597.365

Deferred tax assets		6.106.685	—	6.053.408
Chilean $	—	883.827	—	902.272
Argentine $	—	4.776.654	—	4.805.033
Guaraníes	—	446.204	—	346.103
Total	81.481.733	188.033.154	84.051.027	194.068.900

b)             Liabilities

	MARCH 31, 2012
	Current			Non-Current
	Maturity		Total	Maturity			Total
	One to three	Three to twelve	31.03.2012	One to three	Three to five	Over five	31.03.2012
LIABILITIES	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	890.304	8.755.066	9.645.370	20.867.175	11.179.806	38.060.994	70.107.975
Chilean $	684.148	3.825.439	4.509.587	11.020.000	—	—	11.020.000
Unidad de Fomento (UF)	181.695	—	181.695	8.384.855	11.179.806	38.060.994	57.625.655
US Dollars	24.461	4.929.627	4.954.088	1.462.320	—	—	1.462.320

Trade creditors & other accounts payable	32.075.307	2.138.994	34.214.301	2.305.303	2.149.452	259.438	4.714.193
Chilean $	10.062.860	316.318	10.379.178	33.050	1.024.858	259.438	1.317.346
Argentine $	13.827.190	54.378	13.881.568	36.713	884.875	—	921.588
Guaraníes	4.331.675	—	4.331.675	—	—	—	—
Euros	157.819	38.016	195.835	408.768	—	—	408.768
US Dollars	3.695.763	1.730.282	5.426.045	1.826.772	239.719	—	2.066.491

Accounts payable to related entities	13.441.757	—	13.441.757	—	—	—	—
Chilean $	7.878.476	—	7.878.476	—	—	—	—
Argentine $	5.528.451	—	5.528.451	—	—	—	—
US Dollars	34.830	—	34.830	—	—	—	—

Other short-term provisions	1.278.410	556.333	1.834.743	—	—	—	—
Chilean $	906.434	—	906.434	—	—	—	—
Argentine $	184.769	214.490	399.259	—	—	—	—
Guaraníes	187.207	341.843	529.050	—	—	—	—

Current tax liabilities	92.537	—	92.537	—	—	—	—
Guaraníes	92.537	—	92.537	—	—	—	—

	MARCH 31,2012
	Current			Non-Current
	Maturity		Total	Maturity			Total
	One to three	Three to twelve	31.03.2012	One to three	Three to five	Over five	31.03.2012
LIABILITIES	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial liabilities	29.565.200	—	29.565.200	—	—	—	—
Chilean $	29.565.200	—	29.565.200	—	—	—	—

Deferred tax liabilities	—	—	—	—	—	9.624.555	9.624.555
Chilean $	—	—	—	—	—	5.659.513	5.659.513
Argentine $	—	—	—	—	—	3.219.983	3.219.983
Guaraníes	—	—	—	—	—	745.059	745.059
Total	77.343.515	11.450.393	88.793.908	23.172.478	13.329.258	47.944.987	84.446.723

Liabilities, continued

	DECEMBER 31, 2011
	Current			Non-Current
	Maturity		Total	Maturity			Total
	One to three	Three to twelve	31.12.2011	One to three	Three to five	Over five	31.12.2011
LIABILITIES	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	749.767	9.429.749	10.179.516	18.108.095	11.060.991	40.421.739	69.590.825
Chilean $	31.124	4.225.459	4.256.583	11.020.000	—	—	11.020.000
Unidad de Fomento (UF)	689.979	—	689.979	5.530.495	11.060.991	40.421.739	57.013.225
US Dollars	28.664	5.204.290	5.232.954	1.557.600	—	—	1.557.600

Trade creditors & other accounts payable	41.302.924	1.700.225	43.003.149	2.530.567	2.089.589	308.053	4.928.209
Chilean $	12.717.084	—	12.717.084	16.525	902.588	297.442	1.216.555
Argentine $	17.181.279	157.613	17.338.892	—	910.043	—	910.043
Guaraníes	5.473.238	—	5.473.238	—	—	—	—
Euros	278.344	53.815	332.159	474.348	—	—	474.348
US Dollars	5.652.979	1.488.797	7.141.776	2.039.694	276.958	10.611	2.327.263

Accounts payable to related entities	6.807.547	—	6.807.547	—	—	—	—
Chilean $	3.918.668	—	3.918.668	—	—	—	—
Argentine $	2.861.401	—	2.861.401	—	—	—	—
US Dollars	27.478	—	27.478	—	—	—	—

Other short-term provisions	170.996	1.742.947	1.913.943	—	—	—	—
Chilean $	—	884.500	884.500	—	—	—	—
Argentine $	165.462	321.267	486.729	—	—	—	—
Guaraníes	5.534	537.180	542.714	—	—	—	—

Current tax liabilities	—	—	—	—	—	—	—
Guaraníes	—	—	—	—	—	—	—

	DECEMBER 2011
	Current			Non-Current
	Maturity		Total	Maturity			Total
	One to three	Three to twelve	31.12.2011	One to three	Three to five	Over five	31.12.2011
LIABILITIES	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other non-financial liabilities	—	3.376.811	3.376.811	—	—	—	—
Chilean $	—	3.376.811	3.376.811	—	—	—	—

Deferred tax liabilities	—	—	—	—	—	10.125.957	10.125.957
Chilean $	—	—	—	—	—	5.717.888	5.717.888
Argentine $	—	—	—	—	—	3.165.841	3.165.841
Guaraníes	—	—	—	—	—	1.242.228	1.242.228
Total	49.031.234	16.249.732	65.280.966	20.638.662	13.150.580	50.855.749	84.644.991

NOTE 18 - GUARANTEES AND COMMITMENTS

The Company has no guarantees or commitments to disclose as of March 31, 2012.

NOTE 19 - SUBSEQUENT EVENTS

There have been no events of a financial or other nature between March 31, 2012 and the date of issue of these consolidated financial statements that significantly affect the balances or their interpretation.

Apart for shareholder meetings, there are no other levels that have the power to amend these financial statements once issued.

NOTE 20 - THE ENVIRONMENT

The Company has a long-term sustainable development policy for its operations, in harmony with the environment. In this context, investments are made in installations, equipment and industrial plants that contemplate state-of-the-art technology, in line with the latest developments in these matters.

The parent and subsidiaries have obtained their certification under the ISO 14.001 and 9.001 international quality standards.

Disbursements made by the parent and subsidiaries relating to environmental activities during 2012 amount to ThCh$ 37,745 (ThCh$ 27,289 in 2011).

The principal actions for environmental protection carried out by the Company as as follows:

a)              Preventive maintenance of boilers in order to reduce oil consumption and minimize the emission of toxic gases.

b)             The Company has treatment plants in all its production centers through which the industrial liquid waste is treated, in order to reintroduce it into the public network in accordance with current legislation.

c)              Controlled handling of waste: plastics, cardboard, packaging and solid materials, handing them over to specialist recycling companies.

Disbursements related to environmental activities are recorded as production expenses in the period in which they are made.